UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility

         Holding Company Act of 1935 or Section 30(f) of the Investment
                              Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*
McAuley III                   Denis
(Last)                        (First)                 (Middle)
c/o Federated Investors, Inc.
Federated Investors Tower
(Street)
Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.                FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year


5.  If Amendment, Date of Original (Month/Year)
December 18, 2002
6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_________ Director                        ________ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      Principal Accounting Officer

7.  Individual or Joint/Group Reporting (Check Applicable Limit)
___X____  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Acquired,, Disposed of, or Beneficially Owned

1. Title of     2.            3.            4.  Securities Acquired        5.  Amount of        6.  Ownership  7.  Nature
   Security     Transaction   Transaction   (A) or Disposed of (D)         Securities           Form:  Direct  of Indirect
   (Instr. 3)   Date          Code          (Instr. 3, 4, and 5)           Beneficially         (D) or         Beneficial
                (Mon/day/year)(Instr. 8)                                   Owned at End of      Indirect (I)   Ownership
                                                                           Month                (Instr. 4)     (Instr. 4)
                                                                           (Instr. 3 and 4)
                              Code   V      Amount   (A) or   Price
                                                     (D)




     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).


FORM 4 (continued)
  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of         2.  Conversion  3.              4.  Transaction     5.  Number of    6.  Date
Derivative Security  or Exercise     Transaction         Code             Derivative       Exercisable and
(Instr. 3)           Price of        Date                (Instr. 8)       Securities       Expiration Date
                     Derivative      (Month/Day/Year)    Code     V       Acquired (A) or  (Month/Day/Year)
                     Security                                             Disposed of (D)
                                                                          (Instr. 3, 4,
                                                                          and 5)
                                                                          (A)       (D)     Date         Expiration
                                                                                            Exercisable  Date

Employee Stock       $25.35          12/18/2002      A                   832                12/18/2002    12/17/2012
Options
(right to purchase)




7.  Title and Amount of       8.  Price of     9.  Number of        10.  Ownership    11.  Nature of
Underlying Securities         Derivative       derivative           Form of           Indirect Beneficial
(Instr. 3 and 4)              Security         Securities           Derivative        Ownership
                              (Instr. 5)       Beneficially Owned   Security:         (Instr. 4)
                                               at End of Month      Direct (D) or
                                               (Instr. 4)           indirect (I)
                                                                    (Instr. 4)
Title            Amount or
                 Number of
                 Shares

Class B Common   832          $6.82            832                  D
Stock


Explanation of Responses:

(1) Previously filed with incorrect electronic signature.

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Denis McAuley III (1)           December 20, 2002
**Signature of Reporting Person     Date